BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Operations
(unaudited)

	For the three months ended		For the nine months ended
Thousands of US dollars (except earnings per share and	September 30		September 30
shares outstanding)	2012	2011	2012	2011
		(restated – note 3)		(restated – note 3)

Revenue from the sale of gold	$30,170	$19,243	$84,415	$50,676

Operating expenses
Direct operating costs	13,871	9,455	42,345	31,006
Depreciation and amortization	6,323	4,749	18,356	12,645
Corporate administration	4,072	2,413	9,644	10,666
	24,266	16,617	70,345	54,317
Income (loss) from operations	5,904	2,626	14,070	(3,641)
Other income (expenses)
Interest income	60	76	181	1,248
Finance costs	(1,369)	(865)	(3,825)	(4,686)
Unrealized gain on equity-linked financial instruments	603	3,212	3,096	9,523
Unrealized gain on derivative instruments (Note 11)	753	7,381	2,679	7,288
Gain on termination of option agreement (Note 7)	6,736	-	1,849	-
Impairment of mineral property (Note 8)	(5,695)	-	(5,695)	-
Gain on sale of notes receivable (Note 6)	2,347	-	2,347	-
Renunciation of flow through shares	495	-	1,694	1,910
Foreign exchange (loss) gain and other	(1,203)	1,127	(1,696)	803
Income before income taxes and equity loss in investment in associate	8,631	13,557	14,700	12,445
Income tax recovery (expense)	124	(484)	123	917
Equity loss in investment in associate	(31)	-	(163)	-
Net income attributable to shareholders	$8,724	$13,073	$14,660	$13,362

Earnings per share (Note 14)
Basic	$0.04	$0.07	$0.07	$0.07
Diluted	$0.04	$0.07	$0.07	$0.07

Weighted average shares outstanding (Note 14)
Basic	217,361,055	192,754,058	213,006,251	190,308,417
Diluted	217,508,629	200,798,027	213,276,106	198,232,843

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on November 12, 2012

“David W. Peat”	“Wade. K. Dawe”

Director	Director

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BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Comprehensive Income
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
Thousands of US dollars	2012	2011	2012	2011

Net income attributable to shareholders	$8,724	$13,073	$14,660	$13,362

Other comprehensive income, net of tax
Unrealized gains on available-for-sale investments	61	-	61	-
Total comprehensive income attributable to shareholders	$8,785	$13,073	$14,721	$13,362

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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BRIGUS GOLD CORP
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

	As at	As at
Thousands of US dollars	September 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$16,347	$18,822
Accounts receivable and other	1,870	2,241
Prepaids	1,062	1,183
Inventories (Note 5)	7,817	6,088
Investments (Note 7)	427	-
Notes receivable (Note 6)	-	3,440
Assets held for sale (Note 9)	4,936	4,936
Total current assets	32,459	36,710
Inventories (Note 5)	5,806	1,963
Investments (Note 7)	-	13,183
Property, plant and equipment (Note 8)	330,385	301,413
Restricted certificates of deposit	20,627	19,942
Total assets	$389,277	$373,211

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$17,121	$25,282
Deferred revenue	6,251	6,285
Current portion of long-term debt (Note 10)	13,031	8,837
Total current liabilities	36,403	40,404
Accrued long-term liabilities	1,704	412
Derivative liabilities (Note 11)	3,680	20,565
Deferred revenue	42,845	46,520
Long-term debt (Note 10)	55,551	46,615
Equity-linked financial instruments	3,589	6,684
Accrued site closure costs (Note 12)	20,547	19,570
Deferred tax liability	9,793	9,916
Total liabilities	174,112	190,686
Shareholders’ Equity
Common shares (Note 13)	385,457	371,265
Equity reserve	56,316	52,589
Warrant reserve	13,733	13,733
Investment revaluation reserve	61	-
Accumulated deficit	(240,402)	(255,062)
Total shareholders’ equity	215,165	182,525
Total liabilities and shareholders’ equity	$389,277	$373,211

Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(unaudited)

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Investment Revaluation Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$-	$(270,831)	$141,742
Stock options exercised	780	941	-	-	-	-	941
Warrants exercised	11,889	12,538	-	-	-	-	12,538
Shares issued for contract settlement	1,396	2,303	-	-	-	-	2,303
Share-based compensation	-	-	2,627	-	-	-	2,627
Net income attributable to shareholders	-	-	-	-	-	13,362	13,362
Balance, September 30, 2011	196,490	$365,507	$51,742	$13,733	$-	$(257,469)	$173,513

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525
Shares issued for cash	15,790	13,853	-	-	-	-	13,853
Shares issued under agreement	25	23	-	-	-	-	23
Stock options exercised	18	12	-	-	-	-	12
Shares issued under employee purchase plan	32	32	-	-	-	-	32
Deferred share units exercised	260	272	-	-	-	-	272
Share-based compensation	-	-	3,727	-	-	-	3,727
Other comprehensive income	-	-	-	-	61	-	61
Net income attributable to shareholders	-	-	-	-	-	14,660	14,660
Balance, September 30, 2012	217,644	$385,457	$56,316	$13,733	$61	$(240,402)	$215,165

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
Thousands of US dollars	2012	2011	2012	2011
Operating activities
Net income attributable to shareholders	$8,724	$13,073	$14,660	$13,362
Non-cash items:
Depreciation and amortization	6,323	4,749	18,356	12,645
Share-based compensation	1,261	808	3,727	2,627
Finance costs	2,137	2,893	6,083	7,039
Capitalized borrowing costs	(813)	(1,174)	(2,438)	(2,567)
Net change in derivative instruments	(753)	(7,381)	(2,679)	(7,288)
Net change in equity-linked financial instruments	(603)	(3,212)	(3,096)	(9,523)
Gain on termination of option agreement (Note 7)	(6,736)	-	(1,849)	-
Impairment of mineral property (Note 8)	5,695	-	5,695	-
Gain on sale of notes receivable (Note 6)	(2,347)	-	(2,347)	-
Deferred income taxes	(619)	484	(1,817)	(2,827)
Equity loss in investment in associate	31	-	163	-
Other	176	282	532	180
Net change in non-cash operating working capital (Note 15)	(8,332)	(4,241)	(13,519)	104
Net cash provided by operating activities	4,144	6,281	21,471	13,752

Investing activities
Property, plant and equipment	(12,972)	(7,579)	(41,072)	(31,675)
Exploration and evaluation expenditures	(2,203)	(4,628)	(7,887)	(10,551)
Disposals	-	-	366	-
Interest paid	(1,323)	(2,136)	(3,746)	(3,274)
Certificates of deposit and other assets	-	-	-	2,749
Net cash used in investing activities	(16,498)	(14,343)	(52,339)	(42,751)

Financing activities
Proceeds on issuance of convertible debentures	-	-	-	47,585
Proceeds on issuance of shares	-	-	13,853	-
Proceeds on sale of notes receivable	5,787	-	5,787	-
Proceeds from employee purchase plan	18	-	18	-
Proceeds from exercise of warrants and options	13	4,274	13	13,479
Proceeds from lease financing	-	-	15,002	-
Repayment of debt	(3,192)	(2,435)	(7,887)	(28,569)
Net cash provided by financing activities	2,626	1,839	26,786	32,495

Effect of exchange rate changes on cash	1,480	(2,568)	1,607	(1,760)

(Decrease) increase in cash	(8,248)	(8,791)	(2,475)	1,736
Cash and cash equivalents, beginning of period	24,595	28,137	18,822	17,610
Cash and cash equivalents, end of period	$16,347	$19,346	$16,347	$19,346

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5. Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits in Canada.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in US Dollars (“USD”). These interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on December 31, 2011 and for the year then ended. The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

These interim financial statements have been prepared using the historical cost basis except for certain financial instruments as described in Note 16.

3.	CHANGE IN ACCOUNTing POLICY

During the year ended December 31, 2011, the Company changed its accounting policy relating to the discount rate used to calculate the Company’s asset retirement obligation. The Company now uses a risk-free rate in the asset retirement obligation calculation. The change in policy had the following effect on the three and nine month periods ended September 30, 2011: depreciation expense increased by $0.2 million and $0.7 million, foreign exchange gain increased by $0.9 million and $0.5 million, and accretion expense decreased by $0.1 million and $0.2 million, respectively. This change in accounting policy was applied retrospectively.

4.	Future Accounting POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Also, the IASB has issued an amendment to IFRS 9, which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010) so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015, with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method to account for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control over the entity have rights to the entity’s net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 32 amendments on the consolidated financial statements.

5.	INVENTORIES

Inventories consist of:

	September 30	December 31
	2012	2011
Current portion of inventory
Doré	$758	$1,278
In-circuit gold	2,722	1,867
Stockpiled ore	2,025	1,237
Material and supplies	2,312	1,706
	7,817	6,088
Long-term stockpiled ore	5,806	1,963
	$13,623	$8,051

During the three and nine month periods ended September 30, 2012, the Company recorded a reversal of previously recorded inventory impairments of $1.1 million and $0.1 million, respectively (September 30, 2011 - $nil and $nil). The reversal of the inventory impairments occurred as a result of an increase in the gold price during the three month period ended September 30, 2012.

6.	NOTES RECEIVABLE

On August 30, 2012, the Company completed the sale of the notes receivable for net proceeds of $5.8 million. The Company has recorded a gain of $2.3 million in the Statement of Operations for the three and nine months ending September 30, 2012.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

7.	investments

	September 30	December 31
	2012	2011
Available-for-sale investment	$427	$-
Investment receivable	-	11,099
Investment in associate	-	2,084
	$427	$13,183

On September 10, 2012, Cangold Limited (“Cangold”) terminated their option to acquire the Company’s interest in the Ixhuatán property. Cangold is no longer obligated to forward any additional consideration to the Company. The Company received a non-refundable payment of $1.0 million in cash and 6.0 million Cangold shares in September 2011. For the three month period ended September 30, 2012, the Company recorded a gain on the termination of the agreement of $6.7 million. For the nine month period ending September 30, 2012, the Company recorded a net gain of $1.8 million, consisting of a gain of $6.7 million on the termination of the agreement less previously recorded impairments relating to consideration to be received as per the agreement of $4.9 million.

The Company has concluded that it ceased to have significant influence over Cangold as at September 10, 2012. The Company has classified its remaining investment in Cangold as an available-for-sale investment.

8.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Cost
As at December 31, 2011	$111,993	$140,205	$71,008	$22,431	$345,637
Additions	27,212	36,933	1,025	7,883	73,053
Disposals	(21,319)	-	-	-	(21,319)
Impairment	-	-	(5,695)	-	(5,695)
Reclassifications	(548)	401	-	-	(147)
As at September 30, 2012	$117,338	$177,539	$66,338	$30,314	$391,529

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation
As at December 31, 2011	$26,420	$16,166	$1,638	$-	$44,224
Depreciation expense	10,424	12,176	492	-	23,092
Disposals	(6,025)	-	-	-	(6,025)
Reclassifications	-	(147)	-	-	(147)
As at September 30, 2012	$30,819	$28,195	$2,130	$-	$61,144

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Net carrying value
As at September 30, 2012	$86,519	$149,344	$64,208	$30,314	$330,385
As at December 31, 2011	$85,573	$124,039	$69,370	$22,431	$301,413

During the three months ended September 30, 2012, management identified an indicator of impairment related to the Ixhuatán exploration property as a result of the termination of the Cangold option and correspondence received from inhabitants of the area regarding the future development of the property. Management conducted an evaluation of the fair value less costs to sell by assessing the market value of similar properties held by comparable companies in similar jurisdictions.

Management concluded that the carrying value of this asset was impaired. For the three and nine month periods ended September 30, 2012, the Company recorded an impairment of $5.7 million and $5.7 million, respectively, which represents the difference between management’s estimate of the fair value less costs to sell the property and its carrying value. The impairment loss has been included in the “Other Exploration Properties” segment in note 17.

During the three and nine month periods ended September 30, 2012, $0.8 million and $2.4 million (September 30, 2011 - $1.2 million and $2.6 million), respectively, of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the three and nine month periods ended September 30, 2012 was 11.5% (September 30, 2011 – 11.5%).

The carrying value of property, plant, and equipment under finance leases at September 30, 2012 was $40.2 million (December 31, 2011 - $28.7 million).

The Company has made commitments to acquire property, plant and equipment totaling $14.1 million at September 30, 2012 (December 31, 2011 - $14.1 million).

9.	Assets held for salE

The Company has classified exploration properties in the Dominican Republic as assets held for sale, as an agreement to divest of these properties was signed on December 23, 2011. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell.

	September 30	December 31
	2012	2011
Mineral rights	$4,926	$4,926
Property, plant and equipment	10	10
	$4,936	$4,936

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

10.	LONG TERM DEBT

	September 30	December 31
	2012	2011
Senior Unsecured Convertible Debentures	$35,698	$33,487
Finance lease liabilities	32,884	21,965
Total debt	$68,582	$55,452

Current	$13,031	$8,837
Non-current	55,551	46,615
Total debt	$68,582	$55,452

Finance lease liabilities

Included within finance lease liabilities is $14.2 million relating to the sale leaseback financing completed on March 30, 2012. The Company received net proceeds of $15.0 million and recorded a $2.1 million deferred gain in the Statement of Financial Position which is being amortized over the 60 month lease term. Interest is charged at a fixed rate of 5.69% .

11.	DERIVATIVE LIABILITIES

	September 30	December 31
	2012	2011
Convertible debenture conversion option	$3,680	$6,359
Cangold option (note 7)	-	14,206
	$3,680	$20,565

For the three and nine month period ended September 30, 2012, the Company has recorded an unrealized gain on the convertible debenture conversion option of $0.8 million and $2.7 million, respectively (September 30, 2011 - $7.4 million and $7.3 million).

12.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	September 30	December 31
	2012	2011
Balance, beginning of period	$19,570	$14,198
Accretion	297	486
Change in accounting policy	-	4,319
Change in estimate	-	959
Foreign exchange	680	(392)
Balance, end of period	$20,547	$19,570

As of September 30, 2012, the undiscounted obligation associated with the site closure costs relating to the Black Fox Mine and Mill is $24.7 million (December 31, 2011 - $24.3 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2011 - 2%).

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

13.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of
	shares	Amount
Outstanding, December 31, 2011	201,519,178	$371,265
Shares issued for cash	15,790,000	13,853
Deferred share units exercised	260,000	272
Shares issued under employee purchase plan	32,003	32
Shares issued under agreement	25,000	23
Stock options exercised	17,500	12
Outstanding, September 30, 2012	217,643,681	$385,457

b)	Warrants

The following table reconciles the warrants outstanding at the beginning and end of the respective periods:

	September 30, 2012		December 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Balance, beginning of period	30,878,267	$1.66	49,512,236	$1.60
Granted	-	-	-	-
Exercised	-	-	(11,888,924)	1.03
Expired	(1,242,099)	1.89	(6,745,045)	2.37
Balance, end of period	29,636,168	$1.65	30,878,267	$1.66

The following table summarizes information relating to warrants outstanding as at September 30, 2012:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
October 19, 2010	1,714,041	1.50	October 19, 2012
December 10, 2008	5,326,782	0.88	December 10, 2012
February 20, 2009	6,709,028	1.01	February 20, 2013
June 25, 2010	7,121,592	2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	29,636,168	1.65

c)	Stock Option Plan

During the three and nine month periods ended September 30, 2012, 1,420,000 and 6,260,000 options were granted, respectively. The following are the weighted average of the assumptions used in calculating the value of the stock options:

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	September 30, 2012	September 30, 2011
Risk free interest rate	1.28%	2.10%
Expected life	4.61	4.30
Expected volatility	69%	72%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.61	$0.87

The following table reconciles the stock options outstanding at the beginning and end of the respective periods:

	September 30, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	12,745,410	$1.46	10,368,944	$1.65
Granted	6,260,000	1.10	6,051,831	1.48
Forfeited	(2,034,510)	1.72	(2,861,617)	2.25
Exercised	(17,500)	0.71	(813,748)	1.21
Balance, end of period	16,953,400	$1.33	12,745,410	$1.46

The following table summarizes information relating to outstanding and exercisable stock options at September 30, 2012:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 - $1.00	3.4	2,412,201	$0.83	992,201	$0.78
$1.00 - $1.50	3.2	9,491,199	1.23	4,616,896	1.22
$1.50 - $2.00	3.2	3,915,016	1.61	1,846,502	1.62
$2.00 - $2.50	0.7	1,033,246	2.23	1,033,246	2.23
$2.50+	2.6	101,738	3.72	101,738	3.72
	3.1	16,953,400	$1.33	8,590,583	$1.41

At September 30, 2012, the intrinsic value of the stock options outstanding was $0.4 million (December 31, 2011 - $0.2 million) and the intrinsic value of the stock options that were exercisable was $0.2 million (December 31, 2011 - $0.2 million).

d)	Employee Common Share Purchase Plan

During the three month period ended September 30, 2012, the Company implemented an Employee Common Share Purchase Plan. Under this plan, employees are eligible to make cash contributions towards the purchase of common shares of the Company, a portion of which is matched by the Company. Shares issued under the Company matching vest over a one year period.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

e)	Deferred Share Unit Plan

During the three month period ended September 30, 2012, the Company implemented a Deferred Share Unit Plan for senior executives and directors. Under the plan, senior executives and directors of the Company are eligible to receive deferred share units of the Company. Each deferred share unit is equivalent to one common share of the Company. The Compensation Committee determines the number of deferred share units to grant as well as the vesting period. During the three month period ended September 30, 2012, the Company granted 1,320,000 deferred share units.

At September 30, 2012, the carrying amount of deferred share units included in liabilities was $0.1 million (December 31, 2011 – $nil). The total expense recognized in the Statement of Operations for the three and nine month periods ended September 30, 2012 is $0.4 million and $0.4 million, respectively (September 30, 2011 - $nil and $nil). The compensation expense was measured based on the quoted market value of the Company’s common shares as of September 30, 2012.

f)	Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the three and nine month periods ended September 30, 2012 is $1.2 million and $3.7 million, respectively (September 30, 2011 - $0.8 million and $2.6 million).

14.	EARNINGS PER SHARE

The earnings and weighted average number of common shares used in the calculation of basic earnings per share are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Net income attributable to shareholders	$8,724	$13,073	$14,660	$13,362
Basic weighted average shares outstanding	217,361,055	192,754,058	213,006,251	190,308,417
Dilutive securities:
Options	147,574	2,423,754	198,057	2,364,530
Warrants	-	5,620,215	71,798	5,559,896
Diluted weighted average shares outstanding	217,508,629	200,798,027	213,276,106	198,232,843
Basic earnings per share	$0.04	$0.07	$0.07	$0.07
Diluted earnings per share	$0.04	$0.07	$0.07	$0.07

The following items were excluded from the computation of diluted weighted average shares outstanding because their effect would have been anti-dilutive:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Options	14,641,199	1,617,406	14,641,199	1,617,406
Warrants	29,636,168	16,498,416	24,309,386	16,498,416
Convertible debentures	20,408,163	20,408,163	20,408,163	20,408,163

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Accounts receivable and other	$280	$264	$352	$789
Prepaids	(611)	(986)	130	(423)
Inventories	(1,464)	(3,287)	(3,183)	3,463
Accounts payable and accrued liabilities	(5,232)	938	(7,109)	(1,204)
Deferred revenue	(1,305)	(1,170)	(3,709)	(2,521)
	$(8,332)	$(4,241)	$(13,519)	$104

Non-cash transactions that are not reflected in the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Shares issued	$-	$-	$23	$2,303
Equipment purchases under finance lease	1,047	-	3,981	5,916
Depreciation capitalized	724	1,264	2,208	3,373

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents is as follows:

	September 30	December 31
	2012	2011
Shareholders’ equity	$215,165	$182,525
Current and long-term debt	68,582	55,452
	283,747	237,977
Less: cash and cash equivalents	(16,347)	(18,822)
	$267,400	$219,155

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made to the objectives, policies or processes for managing capital during the nine month period ended September 30, 2012.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	$16,347	$16,347	$18,822	$18,822
Notes receivable	-	-	3,440	3,440
Investment receivable	-	-	11,099	11,099
Available-for-sale investment	427	427	-	-
Restricted certificates of deposit	20,627	20,627	19,942	19,942
Financial Liabilities
Derivative liabilities
Convertible debenture conversion option	3,680	3,680	6,359	6,359
Cangold option	-	-	14,206	14,206
Long-term debt	68,582	74,725	55,452	58,356
Equity-linked financial instruments	3,589	3,589	6,684	6,684

c)	Financial Risk Management Objectives

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash and cash equivalents, restricted certificates of deposit, accounts receivable and notes receivable in the ordinary course of business. These instruments are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings and the balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity. The Company’s credit risk has not changed significantly from December 31, 2011.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes, and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing. Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms. The Company’s overall liquidity risk has decreased from the prior year as a result of financing activates completed to date and an increase in cash flow from operations. Under the terms of certain financing arrangements, the Company is required to meet several financial covenants, which are assessed on an annual basis as of December 31.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of September 30, 2012					2011
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$17,121	$971	$711	$22	$18,825	$25,694
Long-term debt (principal and interest repayments)	17,207	22,170	57,400	-	96,777	88,862
Operating lease obligations	308	302	-	-	610	853
Contractual commitments	13,623	501	-	-	14,124	14,107
	$48,259	$23,944	$58,111	$22	$130,336	$129,516

g)	Currency Risk

Financial instruments that impact the Company due to currency fluctuations include Canadian dollar cash, restricted certificates of deposit, accounts payable and accrued liabilities in addition to its direct operating costs. For the three and nine month periods ended September 30, 2012, changes in the exchange rate between the Canadian dollar and the United States dollar of 10% would have impacted net income by $0.6 million and $1.9 million, respectively.

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of September 30, 2012, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures, which accrue interest at an annual rate of 6.5%, as well as $32.9 million in finance leases. The weighted average interest rates paid by the Company on its outstanding borrowings during the three and nine month periods ended September 30, 2012 was 6.6% and 6.6%, respectively (September 30, 2011 – 7.0% and 7.0%).

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

For the three and nine month periods ended September 30, 2012, a 100 basis point increase or decrease in interest rates would have impacted net income by $nil and $nil (September 30, 2011 – $nil and $0.4 million). There was no impact during the nine month period ended September 30, 2012 as the Company did not have any variable rate debt.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts.

j)	Fair Value Measurements Recognized in the Condensed Consolidated Interim Statement of Financial Position

The Company’s financial assets and liabilities which are measured and recognized in the Statement of Financial Position at fair value are categorized as follows:

	September 30, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Available-for-sale investment	$427	-	-
Equity-linked financial instruments	3,589	-	-
Convertible debenture conversion option (Note 10)	-	$3,680	-
Total	$4,016	$3,680	$-

There were no transfers between levels during the period. During the three and nine month periods ended September 30, 2012, gains of $0.1 million and $0.1 million have been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments.

17.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment. The Company’s property in the Dominican Republic is subject to a purchase and sale agreement.

The Company sells all gold produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The following are the operating results by segment:

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three months ended September 30, 2012
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$30,170	$-	$-	$-	$30,170
Direct operating costs	13,871	-	-	-	13,871
Depreciation and amortization	6,305	-	-	18	6,323
Corporate administration	-	-	-	4,072	4,072
Segment income (loss) from operations	9,994	-	-	(4,090)	5,904

Assets	323,598	49,905	13,354	2,420	389,277
Liabilities	157,896	8,677	1,134	6,405	174,112

Other disclosures
Capital expenditures	15,109	61	2	3	15,175
Impairment of mineral property (Note 8)	-	-	5,695	-	5,695
Assets held for sale (Note 9)	-	-	4,936	-	4,936

	Nine months ended September 30, 2012
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$84,415	$-	$-	$-	$84,415
Direct operating costs	42,345	-	-	-	42,345
Depreciation and amortization	18,308	-	-	48	18,356
Corporate administration	-	-	-	9,644	9,644
Segment income (loss) from operations	23,762	-	-	(9,692)	14,070

Other disclosures
Capital expenditures	48,800	149	5	5	48,959

	Three months ended September 30, 2011
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$19,243	$-	$-	$-	$19,243
Direct operating costs	9,455	-	-	-	9,455
Depreciation and amortization	4,736	-	-	13	4,749
Corporate administration	-	-	-	2,413	2,413
Segment income (loss) from operations	5,052	-	-	(2,426)	2,626

Other disclosures
Capital expenditures	11,797	1,341	12	51	13,201

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Nine months ended September 30, 2011
	Black Fox	Goldfields Project	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$50,676	$-	$-	$-	$50,676
Direct operating costs	31,006	-	-	-	31,006
Depreciation and amortization	12,597	-	-	48	12,645
Corporate administration	-	-	-	10,666	10,666
Segment income (loss) from operations	7,073	-	-	(10,714)	(3,641)

Other disclosures
Capital expenditures	48,749	2,737	43	106	51,635

Geographical Information

	September 30	December 31
Non-current assets	2012	2011
Canada	$321,977	$287,320
Mexico	8,408	14,093

18.	RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2012, the Company had related party transactions with Stockport Exploration Inc., formerly Linear Metals Corporation, (“Stockport”) for the provision of general and administrative services of $0.01 million and $0.04 million (September 30, 2011 - $0.04 million and $0.12 million). The Company has an accounts receivable balance from Stockport of $0.1 million, which is included in accounts receivable and other and is measured at the cost of services provided for the period ended September 30, 2012 (December 31, 2011 - $0.1 million). Repayment terms and conditions of the accounts receivable is 90 days and the amount will be settled in cash.

19.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2011, whereby it agreed to renounce to investors a total of $8.2 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2011. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2012 and December 31, 2012.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The Black Fox current reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

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BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending of threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

As at September 30, 2012, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

20.	SUBSEQUENT EVEnTS

$30 million Senior Secured Notes

On October 30, 2012, the Company completed a $30.0 million bought deal debt financing. The senior secured notes (the “Notes”) are secured by all assets of the Black Fox Mine, including the Grey Fox property, as well as the Goldfields property. The Notes have a three year term with quarterly principal payments of $2.0 million commencing on June 30, 2013. The Notes bear interest at rates ranging from 9%-14%, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month.

Private Placement of Flow-Through Shares

The Company completed a flow-through share subscription agreement on November 1, 2012. The Company issued 8.3 million shares at $1.21 per share for total proceeds of $10.0 million. The Company has agreed to renounce to investors a total of $10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 28, 2013 and December 31, 2013.

Sale of Dominican Republic Property

On December 23, 2011, the Company signed an option agreement with Everton Resources Inc. (“Everton”) related to the sale of the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic.

On October 24, 2012 the Company received notice from Everton that they wished to exercise their option, as per the agreement above, and issued 15.0 million shares to the Company in accordance with the agreement. The Company expects the transaction be completed in the fourth quarter of 2012.

Gold Stream Agreement

On November 5, 2012, the Company exercised its repurchase option under the gold stream agreement between Sandstorm and the Company, by making a US$24.4 million payment to Sandstorm. Under the original agreement, Sandstorm was entitled to purchase 12% of the gold produced from the Black Fox Mine and 10% from the Black Fox extension, at an ongoing purchase price of US$500 per ounce. With the payment from the Company, Sandstorm will now be entitled to purchase 8% of the gold produced from the Black Fox Mine and 6.3% of the gold produced from the Black Fox extension.

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